Exhibit 12.0
MedCath Corporation
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended September 30,
	2004	2005	2006	2007	2008
Earnings:
Income (loss) from continuing operations before minority interest, income taxes and discontinued operations	$6,844	$18,295	$21,478	$41,071	$40,383
Equity method investment earnings	3,113	3,356	4,919	5,739	7,891

	3,731	14,939	16,559	35,332	32,492

Add:
Fixed charges	$24,540	$31,730	$33,147	$32,621	$15,866
Amortization of capitalized interest	323	283	250	242	226
Distributed income of equity investees	2,666	2,688	2,848	4,160	7,667
Less:
Capitalized interest	386	—	—	173	1,304
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	456	1,540	1,521	834	2,875

Earnings as adjusted	$30,418	$48,100	$51,283	$71,348	$52,072

Fixed Charges:
Third party interest expense	$22,268	$29,780	$29,835	$20,889	$13,421
Capitalized interest	386	—	—	173	1,304
Amortization of loan acquisition costs	1,588	1,602	2,907	11,110	879
Estimate of the interest within rental expense	298	348	405	449	262

Total fixed charges	$24,540	$31,730	$33,147	$32,621	$15,866

Ratio of earnings to fixed charges/ (excess of fixed charges over earnings)	1.24x	1.52x	1.55x	2.19x	3.28x